Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PERCIPIENCE GLOBAL CORPORATION", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JULY, A.D. 2013, AT 10:31 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

5187842 8100

130881375

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0601759

DATE: 07-19-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:31 AM 07/16/2013
FILED 10:31 AM 07/16/2013
SRV 130881375 - 5187842 FILE

PERCIPIENCE GLOBAL CORPORATION
First Restatement Of Certificate Of Incorporation

PURSUANT TO Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the **Law**), Percipience Global Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the **Corporation**), HEREBY CERTIFIES AS FOLLOWS:

FIRST: The original certificate of incorporation of the Corporation (formerly known as Wallgate Acquisition Corporation) was filed with the Delaware Secretary of State on July 23, 2012.

SECOND: The instrument styled *First Restatement Of Certificate Of Incorporation*, to fully restate and thereby further amend the Corporation's certificate of incorporation, in the form attached hereto (the **Appendix**), has been duly adopted according to Sections 245, 242 and 228 of the Law, by the directors and stockholders of the Corporation.

THIRD: The Appendix, as so adopted, is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, Percipience Global Corporation has caused this instrument to be signed by the Corporation's incumbent president on this twelfth day of July, 2013.

PERCIPIENCE GLOBAL CORPORATION

By: ______________________
Gordon P. Drucker, President

Appendix

PERCIPIENCE GLOBAL CORPORATION
First Restatement Of Certificate Of Incorporation

ARTICLE I
Name

The Corporation shall have the name *Percipience Global Corporation.*

ARTICLE II
Duration

The Corporation shall have perpetual existence.

ARTICLE III
Purpose

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the **Law**).

ARTICLE IV
Shares

1. The Corporation shall have authority to issue (a) 5,000 shares of capital stock designated and constituted as *Class-A Preferred Stock* (**A-Shares**), (b) 5,000 shares of capital stock designated and constituted as *Class-B Preferred Stock* (**B-Shares**), and (c) 20,000,000 shares of capital stock designated and constituted as *Common Stock* (**C-Shares**).

2. Each C-Share shall have a par value of one-tenth of one cent, although each A-Share shall have a par value of one dollar, and each B-Share shall also have a par value of one dollar.

3. Each share of Corporation-issued capital stock outstanding before this instrument's filing (a **D-Share**) shall — upon such filing, and without further action — convert into one C-Share, and, accordingly, the Corporation shall then have no authority to issue any D-Shares.

4. Subject to the following Subsections of this Section IV(4), (x) neither the A-Shares nor the B-Shares (the **Preferred Shares**) confer a right to vote on any matter otherwise falling within the purview of the holders of Corporation capital stock (**Shareholders**), and (y) such voting rights shall reside solely with the holders of the C-Shares in proportion to their holdings of C-Shares.

(a) The holders of the Preferred Shares shall have the right to — and, by a majority vote of a dully convened quorum of such shares, may — veto any proposal to hereafter:

(i) amend the Corporation's certificate of incorporation (the **Articles**) to materially and adversely change the financial rights ascribed to the Preferred Shares by Section IV(6), by Section IV(7), and by Subsection IV(8)(b) (the **Senior Return**),

(ii) materially amend any instrument signed by a fiduciary (a **Trustee**) and the Corporation to govern the dedication of assets to the Senior Return (an **Indenture**),

(iii) waive the application of any provision of an Indenture that, in the particular case of for which the Corporation seeks a waiver, would benefit the Preferred Shares, or

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(iv) commit the Corporation to a remunerative contract with (A) one of its directors or officers or (B) a controlled affiliate (or immediate-family member) of a director or officer.

(b) In no event, however, may the holders of the Preferred Shares review or veto any plan to amend the Articles in a manner that would (i) increase the number of authorized Preferred Shares (as long as no such amendment would vary the relative rights of the classes of the Corporation's capital stock), or (ii) increase the number of (or add, designate and define separate classes of) Common Shares (as long as no such amendment would vary the relative rights of the classes of the Corporation's capital stock).

(c) Upon a failure by the Corporation to make full and timely payment of any Preferred Return then owing (and after the passage, without cure, of ten business days from the receipt of a notice by an aggrieved Shareholder) the holders of the Preferred Shares shall have the opportunity to — and, by a demand endorsed by those holders of Corporation capital stock (Shareholders) who together hold 20% or more of the outstanding Preferred Shares, may — accelerate all sums owing under all outstanding Preferred Shares, as though the Corporation had then received a proper demand for the redemption of all Preferred Shares.

(d) The holders of Preferred Shares shall vote as a single class, without the participation of the C-Shares, according to the Corporation's then-current bylaws (the **Bylaws**).

5. This Section IV(5) focuses on the rights conferred by all Preferred Shares, regardless of class.

(a) Each Preferred Share shall enjoy credit support according to an Indenture, which shall empower a Trustee to represent the holders of the Preferred Shares as the custodian of any and all loans receivable owned by the Corporation (the **Portfolio**).

(b) Accordingly, the Corporation shall (i) pledge the Portfolio as collateral in *pari passu* support of the payment of the Senior Return owing on all outstanding Preferred Shares (subject to any exceptions permitted by the Indenture), and (ii) impose certain obligations (**Covenants**) on the Corporation for the benefit of each owner of a Preferred Share (a **Holder**).

(c) The Corporation's board of directors (the **Board**) shall approve the Indenture, to (x) help fulfill Subsection IV(5)(a), and (y) include Covenants to prohibit the Corporation from:

(i) pledging the Portfolio (or otherwise granting a security therein) to any individual, entity, agency or group (a **Person**), other than the Holders (and other than in support of the Preferred Shares) as long as any Preferred Share remains outstanding,

(ii) pledging any other asset owned by the Corporation to any Person except the Trustee — other than purchase-money security interests in (and capital leases for) office equipment and similar tangibles that the Corporation acquires in the ordinary course of its business — as long as any Preferred Share remains outstanding,

(iii) paying any dividend to the Common Shares in violation of the Preferred Return,

(iv) possessing any asset of the Portfolio (contrary to the Trustee's status as custodian), when any portion of the Preferred Return has come due,

(v) possessing any asset of the Portfolio (contrary to the Trustee's status as custodian), in an amount greater than to fund (A) the payment of any dividend duly owing to the Common Shares, (B) the acquisition of further assets for inclusion in (and

pledge according to) the Portfolio, and (C) up to $250,000 of the Corporation's non-acquisition outlays, comprised of ordinary accounts payable, other operating expenses, Trustee fees, and taxes owing by the Corporation to governmental agencies,

(vi) once established, the Portfolio shall include loans receivable and/or security interests supporting such loans (**Lines**) that the Corporation's customers (**Borrowers**) incur as financing for their purchase of single-family residences (**Houses**),

(vii) the amount of any Line applied to the *purchase* of any particular House shall equal no more than 80% of the House's estimated fair market value, as determined according to a calculus, procedure or metric so set by the Indenture (the **Formula**),

(viii) the amount of any Line applied to the *purchase and renovation of* any particular House shall equal no more than 90% of the House's estimated post-improvement fair market value, as determined according to the Formula, or

(ix) paying a dividend or other form of shareholder distribution in respect of the Common Shares greater than the excess of (A) the aggregate principal amount of all secured Lines then outstanding (but ignoring any Line on which the relevant Borrower has committed a material uncured default), over (B) the aggregate sum needed to redeem and retire all outstanding Preferred Shares (as theoretically determined pursuant to a hypothetical demand for immediate redemption by all of the Investors).

(d) When a Senior Return comes due, all Senior Returns concurrently due in respect of any and all Preferred Shares shall receive a ratable payment in the nature of *pari passu* indebtedness owing by a single debtor to a syndicate of creditors.

(e) No restriction on (or reduction of the payment for) a Preferred Share will apply to accelerated sums to a Holder, if acceleration arises from the Corporation's uncured default.

6. This Section IV(6) focuses on the financial rights ascribed to the A-Shares.

(a) Each A-Share shall entitle its Holder to receive $1,000 (**Principal**) from the Corporation at any time (after the first anniversary of issuance) that the Holder accelerates all obligations owing thereunder according to Subsection (f) of this Section 6 (a **Redemption**).

(b) In the absence of a prior demand for Redemption, all sums owing under any particular A-Share will accelerate on (i) the fifth anniversary of the issuance of that A-Share, (ii) the Corporation's uncured failure to timely pay any sum owing under that A-Share (pursuant to a written election by the Holder to the Corporation), (iii) the Corporation's uncured failure to timely pay any sum owing under *any* Preferred Share (pursuant to an acceleration of all outstanding Preferred Shares, as triggered by aggrieved Holders who hold 20% or more of the Preferred Shares), or (iv) the Corporation's material-and-uncured violation of a Covenant.

(c) While outstanding, each A-Share shall earn a return of 7% per annum on the Principal (its **Accrual**), payable on January 2 (for Accruals from July 1 through December 31 of the prior year) and on July 1 (for Accruals from January 1 through June 30 of the same year), although the Corporation may elect to pay any one or more particular Accruals quarterly, on the last day of the then-current calendar quarter (and so the following Accrual shall come due at the end of the following quarter, to close out the semi-annual cycle).

(d) Redemptions shall transpire on the last day of the first calendar quarter the follows the quarter in which the Holder tenders his, her or its election to the Corporation.

(e) Each A-Share entitles the Holder a contingent shared-appreciation return (the **Participation**) as part of the Senior Return ascribed to the particular A-Share, a return that:

(i) the Corporation shall pay annually (in January of the subsequent year) to the Person that, on December 31 of the relevant year, holds the A-Share,

(ii) shall equal (A) the total number of Houses *sold* by any Borrower during the relevant year (but excluding any and all sales for which the Corporation did not earn shared-appreciation interest, and also excluding any and all sales made during any period in the relevant year when the Holder did not own the A-Share), times (B) $2,000 (or, if less, the amount of such shared-appreciation interest), times (C) the reciprocal of the number of Preferred Shares eligible to share in the particular Participation.

(f) Each A-Share entitles its Holder to receive the $1,000 of Principal — along with any of the rest of the Senior Return then owing under the particular A-Share — from the Corporation any time (after the first anniversary of the A-Share's issuance) that the Holder accelerates all obligations owing under the A-Share by demanding Redemption.

7. This Section IV(7) focuses on the financial rights ascribed to the B-Shares.

(a) Each B-Share shall entitle its Holder to receive $1,080 of Principal from the Corporation any time (after the first anniversary of issuance) that the Holder accelerates all obligations owing thereunder as a Redemption according to Subsection IV(7)(f).

(b) In the absence of a prior demand for Redemption, all obligations owing under any particular B-Share will accelerate on (a) the fifth anniversary of the issuance of that B-Share, (b) the Corporation's uncured failure to timely pay any sum owing under that B-Share (pursuant to a written election by the Holder to the Corporation), (c) the Corporation's uncured failure to timely pay any sum owing under *any* Preferred Share (pursuant to an acceleration of all outstanding Preferred Shares, as triggered by aggrieved Holders who own 20% or more of the Preferred Shares), or (d) the Corporation's material-and-uncured violation of a Covenant.

(c) While outstanding, each B-Share shall earn an Accrual of 8% per annum on the $1,080 of Principal, payable on January 2 (for Accruals from July 1 through December 31 of the prior year) and on July 1 (for Accruals from January 1 through June 30 of the same year), although the Corporation may elect to pay any one or more particular Accruals quarterly, on the last day of the then-current calendar quarter (and so the following Accrual shall necessarily come due at the end of the following quarter, to close out the semi-annual cycle).

(d) Redemptions shall transpire on the last day of the first calendar quarter the follows the quarter in which the Holder tenders his, her or its election to the Corporation.

(e) Each A-Share entitles the Holder a Participation, as a return that:

(i) the Corporation shall pay annually (in January of the subsequent year) to the Person that, on December 31 of the relevant year, holds the B-Share,

(ii) shall equal (A) the total number of Houses *sold* by any Borrower during the relevant year (but excluding any and all sales for which the Corporation did not earn shared-appreciation interest, and also excluding any and all sales made during any period in the relevant year when the Holder did not own the B-Share), times (B) $2,000

(or, if less, the amount of such shared-appreciation interest), times (C) the reciprocal of the number of Preferred Shares eligible to share in the particular Participation.

(f) Each B-Share entitles its Holder to receive $1,080 of Principal — along with any and all of the rest of the Senior Return then owing under the particular B-Share — from the Corporation, at any time after the *third* anniversary of the B-Share's issuance that the Holder accelerates all obligations owing under the B-Share by demanding its Redemption.

(g) Alternatively, at any time after the *second* anniversary (but before the *third* anniversary) of the B-Share's issuance, the liquidating payment pursuant to a Redemption shall instead equal (i) the sum calculated according to Subsection 7(f), *minus* (ii) the sum of (A) $80, (B) the Accrual paid to date on $80 of the Principal, and (C) 14% of the Principal.

(h) Alternatively, at any time after the *first* anniversary (but before the *second* anniversary) of the B-Share's issuance, the liquidating payment pursuant to a Redemption shall instead equal (i) the sum calculated according to Subsection 7(f), *minus* (ii) the sum of (A) $80, (B) the Accrual paid to date on $80 of the Principal, and (C) 7% of the Principal.

8. This Section IV(8) focuses on the financial rights ascribed to the C-Shares.

(a) The Common Shares shall afford their respective Holders the ratable right to receive any and all dividends and other Shareholder distributions payable (i) beyond the Senior Return, and/or (ii) after the Redemption or other retirement of all Preferred Shares.

(b) The Board may, in the exercise of its statutory duty and fiduciary discretion, declare a dividend or other distribution in respect of the Common Shares, but only if:

(i) the Corporation has paid (A) the Accrual then owing on each Preferred Share, (B) the retirement payment owing on each Preferred Share slated for Redemption or retirement, and (C) the Participation owing on each eligible Preferred Share, and

(ii) no material default exists in paying the Senior Return or satisfying a Covenant.

ARTICLE V
Presence

1. The Corporation has appointed *Inc. Plan (USA)* as its initial registered agent.

2. Such registered agent resident resides in the County of New Castle, State of Delaware.

3. Such registered agent resident maintains its offices at — and reports having a post office address of — Trolley Square, Suite 20 C, Wilmington, Delaware 19806.

ARTICLE VII
Incorporator

Lee W. Cassidy, 215 Apolena Ave., Newport Beach, California 92662, incorporated the Corporation.

ARTICLE VIII
Disclaimers

1. No Shareholder or other Person shall have pre-emptive rights.

2. The holders of the C-Shares shall elect the members of the Board, without cumulative voting.

ARTICLE IX
Management

1. In furtherance and not in limitation of the powers conferred by the Law, the Board may adopt, amend or repeal the Bylaws, subject only to this Certificate and applicable law.

2. To the full extent allowed by law, and as also provided in the Bylaws, no member of the Board (a **Director**) shall personally have financial liability for a breach of fiduciary duty as a Director.

3. To the full extent allowed by law, and as the Bylaws may further provide, the Corporation shall indemnify (and advance expenses to) any Person made (or threatened to become) a party to an action or proceeding (whether criminal, civil, administrative or investigative) by reason of such Person's past or current status as an officer of the Corporation (an **Officer**) or a Director.

4. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation against expense, liability or loss, whether or not the Corporation would otherwise have the legal power to so indemnify such Person.

5. Notwithstanding the foregoing, however, this Article IX shall neither eliminate nor limit the liability of a Director to the Corporation or Shareholders for (a) any beach of the Director's duty of loyalty to the Corporation or Shareholders, (b) any act or omission not in good faith, (c) any act or omission that involves intentional misconduct or a knowing violation of law, (d) any unlawful payment of dividends or unlawful stock redemptions in violation of Section 174 of the Law or (e) any transaction by which the Director derives an improper personal benefit.

6. No amendment or repeal of this Article IX, nor the adoption of any provision of this Certificate at odds with this Article IX, shall stem, reduce or otherwise adversely affect any limitation on the personal liability of a Director existing at the time of (nor shall it increase the liability of any Director regarding) any act or omission occurring prior to such amendment, repeal or adoption.

ARTICLE X
Procedures

1. Whenever a Person proposes a compromise or arrangement between the Corporation and its creditors or any class of them (or between the Shareholders or any class of them), any court of equitable jurisdiction in the State of Delaware may, on the application in a summary way of the Corporation or of any such creditor or Shareholder (or on the application of any receiver appointed for the Corporation under Section 291 of the Law, or of trustees in dissolution, or of any receiver appointed for the Corporation under Section 279 of the Law) order a meeting of the creditors or class of creditors, and/or of the Shareholders or a class thereof, as the case may be, as summoned according to the directions ordered by such court.

2. If a majority in number representing three-fourths in value of the creditors or class of creditors (or of the Shareholders or class of Shareholders) agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of any undertaking invoked according to Section X(1), then such compromise, arrangement or reorganization shall, if sanctioned by the relevant court, bind all of the creditors or all of the relevant class of creditors (and/or all Shareholders or relevant class of Shareholders), and also on the Corporation.

3. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by the Law and this Certificate.

ARTICLE XI
Affiliation

1. Upon satisfaction of Section XI(2), no transaction between the Corporation and any Director, Officers or Shareholders, or entity in which any of them hold a direct or indirect interest, shall fail as invalid solely because of (a) such relationship, or (b) the presence of the Director or Shareholder at the meeting of the Board or committee authorizing the contract or transaction.

2 The saving authority of Section XI(1) shall apply only if Subsection XI(2)(a) or XI(2)(b) applies.

(a) A Person has disclosed the material facts of each relevant the related-party interest (i) to the Board (or the relevant committee of the Board) and it nevertheless authorizes or ratifies the transaction by a majority of the Directors present, with each interested Director counted in determining the presence of a quorum, but not in calculating the majority necessary to carry the vote, or (ii) to the holders of the C-Shares (or, if relevant, to the holders of the Preferred Shares) and they nevertheless authorize or ratify the transaction by a majority of the relevant shares present, with each interested Person counted for quorum and voting purposes, or

(b) The transaction (i) violated no provision of Subsection IV(4)(a), (ii) breached no Covenant (without the consent of the Preferred Shares), and (iii) met objective standards of fairness when authorized or ratified by the Board, the committee, or the relevant Shareholders.

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